Massimo Group

3101 W Miller Road, Garland, TX 75041

April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Massimo Group
Registration Statement on Form S-3
Filed on April 3, 2024
File No. 333- 286353

Dear Sir/Mam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Massimo Group, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday April 8, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ David Shan
David Shan
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP